EXHIBIT 4.48

STRICTLY PRIVATE & CONFIDENTIAL

Date: 26 November, 2009

Dear Sirs,

Re: Renminbi Banking Facilities

We refer to the recent discussions regarding the financing requirements of , (herein referred to as “the Company”) and are pleased to confirm that Standard Chartered Bank (China) Limited, acting through its Shenzhen Branch (herein referred to as “the Bank” which term shall include Standard Chartered Bank (China) Limited and/or its Shenzhen Branch), is willing to make the following banking facility available to the Company.

Banker’s Acceptances

Amount:	The maximum amount drawn, utilised or outstanding under the facility shall not exceed in aggregate RMB20,000,000.00-.

Purpose:	For issuance of Bank Accept Draft (“BAD”) to finance the onshore raw material sourcing requirement.

Tenor:	Up to 6 months.

Commission:	0.05% of BAD issuance amount.

Arrangement Fee:	RMB50,000.-

Supporting Documents:

1. Original BAD application with duly Authorized signatures.

2. Certified true copy of VAT invoice.

3. Certified true copy of purchasing order or commercial contract.

4. Other documents required by the Bank from time to time.

Rollover:	Not allowed.

Note:	Availability subject to all application forms and other supporting documents to be in form and substance satisfactory to the Bank.

Secutiry

Cash deposit provided by the Company covering 100% of BAD issuance amount to be pledged to the Bank.

Top Up Clause

The Company shall at all times comply with the security requirement specified in this letter or as notified by the Bank to the Company from time to time. If the value of the security shall at any time fall below the amount required by the Bank, the Company shall provide additional security acceptable to the Bank and/or reduce the relevant outstanding in order to comply with the relevant requirements within the time limit imposed by the Bank from time to time.

Availability and Repayment

The offer for facility finance is available for acceptance by the Company within 30 days of the date hereof. The facility is available for drawdown at the Bank’s sole discretion after the date of the Company’s acceptance of this letter. It is thereafter subject to periodic review by the Bank at its discretion, and it is expressly agreed that they will at all time be available at the sole discretion of the bank.

Notwithstanding any other provisions contained in this letter or in any other document, the Bank will at all times have the right to require immediate payment and/or cash collateralization of all or part of any sums actually or contingently owing to it, and the right to immediately terminate or suspend, in whole or in part, the facility and all further utilization of the facility without prior notice to the Company.

Conditions Precedent

The facility described in this letter will (subject to the other provisions of this letter) not become available, and the Bank shall have no obligation to make any advances or to make any of the facility available for utilization hereunder, unless the Bank has first received the documents listed in the attachment duly certified by the Company’s legal representative or a director of the Company together with the Company chop. Each of these documents shall be, in form and substance, satisfactory to the Bank.

Covenants

The Company undertakes that it will:

1.	obtain and maintain current all approvals, licenses and consents required under Chinese law to enable it to enter into and perform its obligations under this letter, which shall be legally enforceable and admissible in China;

2.	ensure that at all times the claims of the Bank against the Company under this letter rank at least pari passu with the claims of all its other present and future unsecured and unsubordinated creditors;

3.	provide to the Bank at the Bank’s request the Company’s valid lending IC control card for the Bank’s inspection and input of information to the Credit Registration & Consultation System (“System”); and

4.	at each annual renewal of Company’s lending IC Control card, promptly provide such card to the Bank to enable the Bank to verify and continue input of information to the System.

5.	register the foreign debt with the local State Administration of Foreign Exchange (“SAFE”) within 15 days after foreign security held by the Bank is enforced;

6.	ensure that enough GAP (defined as the sum of the Company’s cumulative amount of medium and long term foreign debts, the balance of its short term foreign debts and realized foreign security amount not exceeding the difference between its total approved investment amount and registered capital amount) is available at the time of enforcement of foreign security and foreign debt registration.

7.	immediately inform the Bank of any insufficiency of the GAP. In this case, the Company shall provide the Bank with an undertaking letter from it parent company that its parent company shall enhance its registered capital at the Bank’s request.

8.	submit to the bank at their respective due dates:

1)	a signed original copy of the Company’s audited financial statements within 6 months after its financial year end, which shall disclose relevant related party transactions required by any applicable laws, regulations and guidelines or equivalent from time to time;

2)	a signed original copy of the Company’s unaudited semi-annual financial statements within 3 months after the end of the relevant accounting period.

Indemnity:

The Company acknowledges, by its counter-signature of this letter, that in consideration of the Bank from time to time making available the banking facility set forth herein for its account, it will unconditionally and irrevocably indemnify the Bank and keep the Bank indemnified against all claims, liabilities, losses and reasonable expenses of whatever nature which the Bank may incur in any way as a consequence of its making available any such facility and to pay to the Bank on demand all sums which may be claimed from the Bank (including without limitation any amount under any draft discounted by the Bank which for any reason the Bank fails to recover from the payer of that draft) or which the Bank may pay or become liable to pay under or by reason of or in connection with any such facility together with interest thereon calculated from the date on which the Bank paid or incurred the relevant sum or other liability and reasonable costs. The Bank may pay immediately any and all amounts claimed from it or which the Bank may become liable to pay under or in connection with any such facility without reference to or further authority from the Company. Any action taken by the Bank in good faith under or in connection with any such facility shall be binding on the Company.

Representation

The Company represents that this facility letter is legal, valid, binding and enforceable on the Company.

Taxes

All payments from the Company to the Bank must be made free and clear of all taxes, withholdings and deductions of whatever nature.

Events of Default

If the Company is in breach of any term of this facility letter or if the Bank is of the opinion at any time that circumstances exist that could adversely affect the ability or willingness of the Company to comply with its obligations under this facility letter, then the facility is repayable on first demand by the Bank.

Default Interest Commission

In respect of each RMB Advance and any other RMB amount(s) which are not repaid or paid, as the case may be, when such Advance or other amount(s) are due hereunder, the Company shall pay default interest at the rate equivalent to 150% of the interest rate calculated from the Repayment Date to the date on which the Bank receives payment in full of the sum due.

In the event that the Company misappropriates any or all amounts under any RMB Advance, the Company shall pay penalty interest at the rate equivalent to 150% of the interest rate calculated from the date when such amounts are misappropriated to the date on which the Company ceases misappropriating such amounts.

In the event that the Company fails to repay any RMB Advance or any other RMB amount(s) which are due hereunder and misappropriates the same amount, the Bank shall, at its own discretion, have the right to charge penalty interest incurred in connection with such amount.

Unless otherwise specified, commission will be collected at the Bank’s announced standard charges from time to time.

Fees and Expenses

Whether or not the documentation for the facility is executed or the facility is made available to the Company as contemplated following the Company’s acceptance of this letter, the Company shall forthwith on demand reimburse the Bank all out of pocket expenses (including but not limited to stamp duty, legal fees and disbursements) incurred by the Bank in connection with the facility including, without limitation, the negotiation, preparation, execution and/or enforcement of this letter.

Stamp duty cost incurred by the Bank will be payable upon the Bank’s receipt of returned and signed facility letter. It will be reimbursed by debiting the Company’s RMB account with the Bank. Therefore the Company should ensure that sufficient funds are maintained in its account after acceptance of this letter. Should the payable remain outstanding when the facility is going to be utilized, the Bank has the right to deduct the payable amount from the drawdown proceeds without prior notice to the Company.

Costs

The Company indemnifies the Bank against any claim, cost, loss or expense incurred by the Bank as a result of default by the Company in the payment of any sum due under this letter, or the refusal of the Bank to grant an advance, or of the repayment of an advance on a date other than an interest payment date (including, without limitation, any broken funding costs).

Increased Costs

If any change in, or in the interpretation of or compliance with any law or regulation subjects the Bank to tax in respect of sums payable by the Company hereunder (other than tax on the Bank’s overall net income), or reduces the amount of any payment receivable by the Bank hereunder, then the Company shall pay the Bank on demand all amounts needed to compensate the Bank therefore. Provided that the Company shall not be liable in respect of any increased costs of which the Bank shall have become aware and failed to notify the Company promptly if and to the extent prompt notice could have been avoided or lessened payments by the Company hereunder. So long as the circumstances giving rise to such increased costs continue, the Company may, after giving the Bank not less than three business days prior notice, prepay all of the Loan together with interest accrued thereon to the date of payment and all other moneys payable hereunder, and upon the giving of such notice, the facility shall be cancelled.

Set-Off

The Company authorizes the Bank to apply any credit balance on any of the Company’s accounts with the Bank in repayment of any sum due from the Company to the Bank but unpaid. The Bank is authorized to purchase with the amounts in any such account such other currencies as may be necessary to effect such repayment.

Miscellaneous

All payments for RMB facility to be made by the Company under this letter shall be made in Renminbi in same day funds to an account specified by the Bank.

Assignment and Transfer

The Bank (but not the Company) may assign or transfer all or any part of its rights and/or obligations under this letter and in that event the assignee or the transferee shall have the same rights and/or obligations against the Company as it would have had if it had been party hereto.

Governing Law

This letter is governed by and shall be construed in accordance with the laws of PRC and the Company hereby submits to the non-exclusive jurisdiction of the courts of PRC. The Company agrees that any communication to it shall be deemed to have been delivered if sent by any means to the latest address advised by the Company to the Bank.

Disclosure

The Company hereby consents to the Bank, its officers and agents disclosing information relating to the Company and the Company’s account(s) and/or dealing relationship(s) with the Bank and Standard Chartered Bank (including all its branches and subsidiaries) (“SCB”), including but not limited to details of its facility, any security taken, transactions undertaken and balances and positions with the Bank and SCB, to

1)	the holding company of the Bank, any of its subsidiaries or subsidiaries of its holding company, affiliates, representative and branch offices in any jurisdiction (the “Permitted Parties”);

2)	the professional advisors and service providers of the Permitted Parties who are under a duty of confidentiality to the Permitted Parties;

3)	any actual or potential participant or sub-participant in relation to any of the Bank’s rights and/or obligations under any agreement between the Company and the Bank, or assignee, novatee or transferee (any agent or adviser of any of the foregoing);

4)	any rating agency, insurer or insurance broker of, or direct or indirect provider of credit protection to any Permitted Party;

5)	any court or tribunal or regulatory, supervisory, governmental or quasi-governmental authority with jurisdiction over the Permitted Parties.

Documentation

This letter summarizes the principal terms of banking facility provided to the Company by the Bank. Operation of the facility will require completion of standard documentation from time to time in accordance with the then current practices of the Bank.

Before the above facility may be used, the enclosed copy of this letter and the Bank’s standard form General Customer Agreement (07) must be signed and returned to us together with appropriate authorizing board resolutions.

In addition to this, other documentation (please see the attachment) will also be required prior to utilization of the facility.

To signify your agreement to the above arrangement, please sign and return to us the duplicate of this letter within 30 days. Your acceptance of the facility and issuance of the supporting security documents should be authorized by a board resolution and the relative board minutes forwarded to the Bank. In this connection, please arrange for due execution of the enclosed documents as in the Attachment.

The facility detailed above will not become operative until all terms and conditions have been complied with to the satisfaction of the Bank.

In case of any queries, please feel free to contact Ms. Ivy Wang Telephone No.: 0755 82461688 2540 who will be more than happy to assist you with the execution of the required documentation. Please return the duly executed documents to Standard Chartered Bank (China) Limited, Shenzhen Branch, 52/F, Shun Hing Square, DI Wang Commercial Centre, No.5002, Shennan Road East Shenzhen China 518008.

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We are pleased to be of service to you.

Yours faithfully,

For and on behalf of

Standard Chartered Bank (China) Limited, Shenzhen Branch

/s/ Anthony Lui	/s/ Kandy Chan
Anthony Lui	Kandy Chan
Head of Pearl River Delta	Branch Manager
Standard Chartered Bank (China)	Standard Chartered Bank (China)
Limited, Shenzhen Branch	Limited Shenzhen Branch

We hereby accept and agree to abide by all the above terms and conditions.

/s/ John C.K. Sham
For and on behalf of

Signed by Authorised person
Affix Company Chop

Ref: DGWSECL/RW/IL

Schedule:

1.	The original of this letter executed by the Company in duplicate with the supporting Board Minutes and specimen signatures of authorized signatories.

2.	The original of the General Customer Agreement (07) executed by the Company with: the supporting Board Minutes.

3.	The Pledge Agreement issued by the Company with the supporting Board Minutes.

Attachment:

1.	Municipal government approval for operating business issued by Ministry of Commerce.

2.	Business License with the updated annual check.

3.	Articles of Association.

4.	Supplementary to Articles of Association (if any).

5.	Specimen signature of the persons authorized to sign the Security Documents with certified true copies of their ID card or passport.

6.	Any other security documents/information as the Bank may request from time to time.

Conditions Subsequent:

Evidence of Payment of Stamp Duty